

EnerNorth Industries Inc.

Suite 301, 2 Adelaide Street West,
Toronto, Canada
M5H 1L6

MANAGEMENT INFORMATION CIRCULAR
September 27, 2004

Solicitation of Proxies by Management

This Management Information Circular (the "**Circular**") is furnished in connection with the solicitation of proxies by and on behalf of the management of ENERNORTH INDUSTRIES INC. (the "**Corporation**") for use at the Annual and Special Meeting of Shareholders of the Corporation (the "**Meeting**") to be held at the time and place and for the purposes set forth in the attached Notice of Annual and Special Meeting of Shareholders (the "**Notice**"). It is expected that the solicitation will be by mail primarily, but proxies may also be solicited personally by officers, directors, or regular employees of the Corporation. The cost of such solicitation will be borne by the Corporation.

Appointment of Proxyholders

The persons named in the accompanying form of proxy are officers and/or directors of the Corporation. **A shareholder desiring to appoint a person (who need not be a shareholder of the Corporation) to represent such shareholder at the Meeting, other than the persons designated in the accompanying form of proxy, may do so by striking out the names of the persons currently designated and inserting the name of the person to be appointed in the space provided or by completing another form of proxy and, in either case, delivering the completed proxy to the offices of Equity Transfer Services Inc., 120 Adelaide Street West, Suite 420, Toronto, Ontario, Canada M5H 4C3.** A proxy must be delivered not less than 48 hours (excluding Saturdays, Sundays and holidays) prior to the hour of the Meeting or any adjournment thereof. A failure to deposit the proxy shall result in its invalidation.

Revocability of Proxy

A shareholder who has given a proxy may revoke it at any time in so far as it has not been exercised. A proxy may be revoked, as to any matter on which a vote shall not already have been cast pursuant to the authority conferred by such proxy, by instrument in writing executed by the shareholder or by his attorney authorized in writing or, if the shareholder is a body corporate, by an officer or attorney thereof duly authorized, and deposited either at the registered office of the Corporation at any time up to and including the last business day preceding the day of the Meeting, or any adjournment thereof, at which the proxy is to be used or with the Chairman of such Meeting on the day of the Meeting or any adjournment thereof, and upon either of such deposits the proxy is revoked. A proxy may also be revoked in any other manner permitted by law.

Voting of Proxies

The persons named in the enclosed form of proxy will vote the common shares in respect of which they are appointed in accordance with the direction of the shareholders appointing them. **In the absence of such direction, such common shares will be voted for each of the matters identified in the Notice and described in this Circular**. **The enclosed form of proxy confers discretionary authority upon the persons named therein with respect to amendments or variations to matters identified in the Notice of Meeting, and with respect to other matters which may properly come before the Meeting.** At the time of the printing of the Circular, management of the Corporation knows of no such amendments, variations or other matters to come before the Meeting other than the matters referred to in the Notice.

Voting of Common Shares –General

There are 4,059,009 common shares issued and outstanding, each carrying the right to one vote per share. Only shareholders registered on the Record Date (the "Record Date") are entitled to vote at the Meeting, except that a transferee of common shares after such Record Date may, not later than 10 days before the Meeting, establish a right to vote by providing evidence of ownership of common shares and making a request to Equity Transfer Services Inc. that the transferee's name be placed on the shareholder list for the Meeting in place of the transferor.

Voting of Common Shares -Advice to Beneficial Holders

The information set forth in this section is of significant importance to many shareholders of the Corporation, as a substantial number of shareholders do not hold shares in their own name. Shareholders who do not hold their shares in their own name (referred to in this Circular as "Beneficial Shareholders") should note that only proxies deposited by Shareholders whose names appear on the records of the Corporation as the registered holders of Common Shares can be recognized and acted upon at the Meeting. If shares are listed in an account statement provided to a shareholder by a broker, then, in almost all cases, those shares will not be registered in the shareholder's name on the records of the Corporation. Such shares will more likely be registered under the name of the shareholder's broker or an agent of that broker. In Canada, the vast majority of such shares are registered under the name of CDS & Co. (the registration name for The Canadian Depositary for Securities which acts as nominee for many Canadian brokerage firms). In the United States, the vast majority of such shares are registered in the name of CEDE & Co. (the registration name for The Depository Trust Company, which acts as nominee for many U.S. brokerage firms). Shares held by brokers (or their agents or nominees) on behalf of a broker's client can only be voted at the direction of the Beneficial Shareholder. Shares held by brokers or their agents or nominees can only be voted (for or against resolutions) upon the instructions of the Beneficial Shareholder. Without specific instructions, a broker and its agents and nominees are prohibited from voting shares for the broker's clients. **Therefore, Beneficial Shareholders should ensure that instructions respecting the voting of their shares are communicated to the appropriate person.**

Applicable regulatory rules require intermediaries/brokers to seek voting instructions from Beneficial Shareholders in advance of shareholders' meetings. Every intermediary/broker has its own mailing procedures and provides its own return instructions to clients, which should be carefully followed by Beneficial Shareholders in order to ensure that their shares are voted at the Meeting. Often, the form of proxy supplied to a Beneficial Shareholder by its broker (or the agent of the broker) is identical to the form of proxy provided to registered Shareholders. However, its purpose is limited to instructing the registered Shareholder (the broker or agent of the broker) how to vote on behalf of the Beneficial Shareholder. The majority of brokers now delegate responsibility for obtaining instructions from clients to ADP Investor Communications ("ADPIC"). ADPIC typically applies a special sticker to proxy forms, mails those forms to the Beneficial Shareholders and asks Beneficial Shareholders to return the proxy forms to ADPIC. ADPIC then tabulates the results of all instructions received and provides appropriate instructions respecting the voting of shares to be represented at the Meeting. **A Beneficial Shareholder receiving a proxy with an ADPIC sticker on it cannot use that proxy to vote shares directly at the Meeting - the proxy must be returned to ADPIC well in advance of the Meeting in order to have the shares voted.**

Although a Beneficial Shareholder may not be recognized directly at the Meeting for the purposes of voting Common Shares registered in the name of his broker (or an agent of the broker), a Beneficial Shareholder may attend at the Meeting as proxy holder for the registered Shareholder and vote the Common Shares in that capacity. Beneficial Shareholders who wish to attend the Meeting and indirectly vote their Common Shares as proxyholder for the registered Shareholder, should enter their own names in the blank space on the Instrument of Proxy provided to them and return the same to their broker (or the broker's agent) in accordance with the instructions provided by such broker (or agent), well in advance of the Meeting.

Supplemental Mailing List

Under National Instrument 54-102, adopted by the Canadian Securities Administrators, a securityholder who wishes to receive interim financial statements from us must deliver a written request for such material to us, together with a signed statement that the securityholder is the owner of securities (other than debt instruments). As a result, if you wish to receive our interim financial statements, you are encouraged to complete and return the enclosed form in order to be added to our supplemental mailing list.

Voting Securities And Principal Holders Of Voting Securities

The authorized capital of the Corporation consists of an unlimited number of common shares (the "**Common Shares**") and an unlimited number of Class A Preferred Shares issuable in series. An aggregate of 4,059,009 Common Shares and Nil Class A Preferred Shares were issued and outstanding as of the Record Date. Each Common Share entitles the holder thereof to one (1) vote at all meetings of shareholders.

To the knowledge of the directors and senior officers of the Corporation, no persons or companies, beneficially own, directly or indirectly, or exercise control or direction over more than ten percent (10%) of the issued and outstanding voting shares of the Corporation.

Record Date

The board of directors has fixed September 20, 2004 as the Record Date for the determination of shareholders entitled to receive notice of, and to vote at, the Meeting.

PARTICULARS OF MATTERS TO BE ACTED UPON

Election Of Directors

The shareholders are being asked to elect five (5) directors at this Meeting. **The persons named in the enclosed form of proxy intend to vote for the election of the nominees whose names are set forth below.** The management does not contemplate that any of the nominees will be unable to serve as a director but if that should occur for any reason prior to the Meeting, the persons named in the enclosed form of proxy reserve the right to vote for another nominee in their discretion. Each director elected will hold office until the close of business on the day of the first annual meeting of shareholders of the Corporation following his/her election unless his/her office is earlier vacated in accordance with the articles of the Corporation.

The following are the names of management's nominees for election as directors of the Corporation together with their positions held with the Corporation, municipalities of residence, principal occupations for the past five years, and the number of shares beneficially owned or over which control or direction is exercised:

Name, Address And Position [1]	Principal Occupation	Date Elected Director	Shares Held [2]
James C. Cassina Chairman and Director Toronto, Ontario	Chairman and Director of EnerNorth Industries Inc. Previously President and Chief Executive Officer of EnerNorth Industries Inc.	September 19, 1996	91,164[4]
Sandra J. Hall President, Secretary and Director Ajax, Ontario	President, Secretary and Director of EnerNorth Industries Inc. Previously Vice-President Corporate Affairs of EnerNorth Industries Inc.	December 29, 1997	25,000
Ramesh K. Naroola [3] Director New Delhi, India	Self Employed Consultant in India Banking and Labour Law	October 1, 1999	Nil
Ian S. Davey [3] Director Toronto, Ontario	President of China One Communications	December 29, 1997	Nil
Milton Klyman [3] Director Toronto, Ontario	Self Employed Financial Consultant	April 3, 2001	Nil

Shareholders are urged to elect Management's nominees as directors.

Notes:
(1) Each of the persons proposed to be nominated as a director of the Corporation, has been elected to their present term of office by a vote of shareholders at a meeting, the notice of which was accompanied by an information circular, which stated his/her principal occupation during the five years prior to the date of such circular.
(2) Information as to shares beneficially owned directly or indirectly by each nominee or over which each nominee exercises control or direction, not being within the knowledge of the Corporation, has been furnished by the respective nominees individually.
(3) Member of the Audit Committee.
(4) Mr. Cassina beneficially owns 60,417 shares through Core Financial Enterprises Inc., a private Ontario corporation. Mr. Cassina is the sole director, officer and controlling shareholder of Core Financial Enterprises Inc. Mr. Cassina also holds 30,747 shares of the Corporation directly.

Appointment of the Auditor

Shareholders of the Corporation will be asked at the Meeting to reappoint BDO Dunwoody, LLP Chartered Accountants of Toronto, Ontario as the Corporation's auditors to hold office until the close of the next annual meeting of Shareholders of the Corporation, and to authorize the directors of the Corporation to fix the auditors' remuneration. **Unless authority to vote is withheld, persons named in the accompanying form of proxy intend to vote for the reappointment of BDO Dunwoody, LLP, Chartered Accountants of Toronto, Ontario as the auditor of the Corporation to hold office until the next annual meeting of shareholders and to authorize the directors of the Corporation to fix the remuneration of the auditor.** BDO Dunwoody, LLP was appointed by the Corporation on September 14, 2000.

Advance Approval of Issuance of Common Shares

Management of the Corporation is continuing to evaluate potential acquisitions and exploration and development opportunities to complement the existing operations of the Corporation and to enhance future growth. In order to find a suitable acquisition and or to provide working capital, the Corporation may be required to raise additional capital by way of one or more private placements with or without combined possible debt financing.

The Corporation will be seeking at the Meeting advance shareholder approval for share issuances by the Corporation, pursuant to one or more private placements. The Corporation proposes that the private placement(s) for which advance approval is being sought be restricted to a maximum of 100% of the number of Common Shares issued and outstanding at the date of this Circular, being 4,059,009 Common Shares

Any private placement proceeded with by the Corporation under the advance approval may be subject to regulatory and exchange approval and to the following additional restrictions:

(a)   It must be completed within a twelve month period following the date the shareholder approval is given; and

(b)   It must comply with applicable regulatory and exchange requirements and relevant private placement pricing rules.

The Board of Directors of the Corporation do not necessarily intend to authorize the issuance of the entire number of shares authorized pursuant to the proposed resolution. The private placements will be negotiated only if the directors consider the terms reasonable in the circumstances and if the directors consider that the funds are required to maintain or expand the Corporation's operations.

Shareholders of the Corporation will therefore be asked at the Meeting to consider and, if thought advisable, to authorize by means of an ordinary resolution, the issuance by the Corporation during the twelve months following the Meeting, pursuant to one or more private placements, of a maximum of 100% of the number of common shares issued and outstanding at the date of this Circular, currently being 4,059,009 Common Shares, at such price or prices and on such terms as the Board of Directors of the Corporation considers appropriate, subject to the restrictions referred to above.

In the absence of contrary directions, Management intends to vote proxies in the accompanying form in favour of this ordinary resolution.

The text of the ordinary resolution which management intends to place before the Meeting for the approval is as follows:

"Be it resolved as an ordinary resolution of the Corporation that:

1. **The Corporation be and is hereby authorized to issue during the twelve months following the Meeting, pursuant to one or more private placements, a maximum of 4,059,009 Common Shares at such price or prices and on such terms as the board of directors of the Corporation considers appropriate, subject to the restrictions described in the management information circular of the Corporation dated September 27, 2004 distributed in connection with the Meeting.**

2. **The directors of the Corporation are hereby authorized, in their discretion, to revoke this resolution or any portion thereof before it is acted upon without further approval or authorization of the shareholders of the Corporation."**

EXECUTIVE COMPENSATION

Summary Compensation Table

Compensation of Named Executive Officers

The following compensation information relates to amounts paid to our President and our Chief Financial Officer. These individuals are referred to collectively as the "**Named Executive Officers**". One other executive officer received a salary and other compensation exceeding, in the aggregate, Cdn. $150,000 during the fiscal year ended June 30, 2004.

Name and Principal Position with the Corporation and/or its Subsidiary	Year	Annual Compensation Canadian Dollars			Long-term Compensation	All Other Compensation ($)[4]
		Salary ($)	Bonus ($)	Other Annual Compensation ($) [1]	Securities Under Options Granted (#) [3]	
Sandra J. Hall [2] President and Secretary	2004 2003 2002	104,375 100,000 48,000	Nil Nil Nil	Nil Nil Nil	Nil Nil 27,167	22,147 9,888 8,241
Scott T. Hargreaves Chief Financial Officer	2004 2003 2002	107,500 100,000 100,000	Nil Nil Nil	Nil Nil Nil	Nil Nil 8,333	37,096 1,312 1,322
David R. Myers President of M&M Engineering Limited	2004 2003 2002	135,146 125,570 131,957	Nil Nil Nil	10,570 10,570 10,324	Nil Nil 3,333	7,956 7,574 10,103

Notes:

1. This figure represents employer contributions to Registered Retirement Savings Plans made by the Corporation's subsidiary.
2. Effective July 1, 2002, Ms. Hall was appointed President to fill the vacancy left by the resignation of Mr. Cassina. For purposes of this disclosure, Ms. Hall performs the roles of a Chief Executive Officer.
3. During the fiscal year 2003, the Corporation cancelled 27,167 options granted to Ms. Hall; 8,333 options granted to Mr. Hargreaves; and 3,333 options granted to Mr. Myers, all exercisable at $18.90.
4. Includes amounts for auto allowance, professional dues, memberships and paid vacation pay.

Compensation of Directors

During the financial year ended June 30, 2004, there was no compensation paid by the Corporation to the directors for their services in their capacity as directors or any compensation paid to committee members except for Cdn. $2,000 paid to Mr. Klyman in his capacity as Chairman of the Audit Committee.

On September 1, 2003, the Corporation and Mr. Naroola, a director of the Corporation entered into a nine-month consulting arrangement under which Mr. Naroola received a monthly consulting fee of US $5,000 for services rendered to the Corporation. Mr. Naroola's consulting agreement ended April 30, 2004.

Effective September 1, 2004 the board of directors' adopted a fee structure. Under the terms of the fee structure each director shall receive an annual retainer of Cdn. $5,000 payable quarterly. In addition, the directors are paid a fee of Cdn. $250 per meeting of the board or committee of the board attended. The directors of the Corporation are also entitled to reimbursement for out-of-pocket expenses for attendance at meetings of the board of directors and any committees of the board of directors. The Chairs of the committees of the board of directors are to be paid an annual retainer of Cdn. $2,500 payable quarterly.

Report on Executive Compensation

Executive Compensation Program. The Corporation's Compensation Committee maintains an executive compensation program that is designed to attract and retain qualified executives who can ensure the current and long-term success of the Corporation. Compensation for executive officers may be comprised of the following elements - an annual salary, the grant of stock options from time to time, pension and medical benefits and auto allowances.

Salary. The Committee's policy objectives are to pay salaries to the Corporation's executives that are competitive with those paid by companies comparable to the Corporation in the industry.

Stock Options. The Corporation has an Option Plan pursuant to which directors, officers and employees of the Corporation and other persons who provide management or consulting services to the Corporation are eligible to be granted by the Board of Directors or the Compensation Committee of the Board of Directors, an option to acquire common shares of the Corporation.

The Option Plan provides eligible persons with an opportunity to participate in the growth and development of the Corporation by providing such persons with the opportunity to acquire a proprietary interest in the Corporation. Options are granted in recognition of individual services, and to encourage participants to increase their efforts to make the Corporation more successful. Upon exercise of an option, the shares thereby purchased must be paid for in full. The Corporation does not provide financial assistance in connection with the exercise of options.

Long-Term Incentive Plan Awards

Currently, the Corporation does not have a long-term incentive plan.

Options/SAR Grants

There were no options granted during the financial year ended June 30, 2004 to the Named Executive Officers.

Aggregated Option/SAR Exercises During the Most Recently Completed Financial Year and Financial Year-End Option/SAR Values

During the fiscal year ended June 30, 2004, no executive officers or directors exercised options for Common Stock of the Corporation.

Stock Option Repricings

The Corporation did not during the financial year ended June 30, 2004 re-price downward any stock options.

Defined Benefit or Actuarial Plan Disclosure

The Corporation does not have a defined benefit or actuarial plan.

Termination of Employment, Change in Responsibilities and Employment Contracts

There is no compensatory plan or arrangement with respect the Named Executive Officers, or other Directors of the Corporation which results or will result from the resignation, retirement or any other termination of employment with the Corporation and its subsidiaries or from a change of control of the Corporation or any subsidiary of the Corporation or a change in an Executive Officer's responsibilities following change of control.

Indebtedness Of Directors, Executive Officers And Senior Officers

During the year ended June 30, 2004, no director or senior officer was indebted to the Corporation, nor has any associate or affiliate of any director or senior officer of the Corporation been indebted to the Corporation or any of its subsidiaries, other than as disclosed below. As at September 27, 2004, employees, officers and directors owe the Corporation an aggregate of Cdn. $2,815.

Name and Principal Position	Involvement of Issuer or Subsidiary	Largest Amount Outstanding During Financial Year Ended June 30, 2004 ($)	Amount Outstanding as at September 27, 2004 ($)	Financially Assisted Securities Purchases During Financial Year ended June 30, 2004 (#)	Security for Indebtedness
David Myers	President of M&M Engineering Limited	2,815	2,815	N/A	N/A

Interests Of Insiders In Material Transactions

No insider of the Corporation has an interest in a material transaction with the Corporation since the beginning of the Corporation's last financial year or in any proposed transaction with the Corporation other than described under Executive Compensation.

CORPORATE GOVERNANCE

The Corporation's governance practices are the responsibility of the board of directors of the Corporation. The board of directors has delegated some of its responsibilities to develop and monitor the Corporation's governance practices to the Corporate Governance Committee. The board believes that good corporate governance is of fundamental importance to the success of the Corporation and, with the encouragement of the board, the Corporation continued to strengthen its governance practices. The Corporate Governance Committee makes recommendations from time to time to the board concerning changes in the specific duties and responsibilities of the board and its committees to keep up to date with corporate governance practices and new regulations. The charters of all committees are reviewed annually and are published on the Corporation's website at www.enernorth.com.

Mission of the Board of Directors

The mission of the Board of Directors of the Corporation is to be a strategic asset of the organization measured by the contributions the directors make – individually and collectively – to the long-term success of the Corporation.

Composition of the Board

At the Meeting, shareholders will be asked to elect five directors for the ensuing year. Of the five nominees proposed for election as directors, three will be "unrelated directors" as they are "independent from management and free from any interest and any business or other relationship which could, or could reasonably be perceived to, materially interfere with the director's ability to act with a view to the best interests of the Corporation, other than interests and relationships arising from shareholding". The "unrelated directors" proposed for elections are Messrs. Davey, Klyman and Naroola. It is the Corporation's practice to attempt to maintain a diversity of personal experience among its directors.

Committees of the Board of Directors

Board of Directors

The Corporation's Board of Directors' mandate is formalized in a written charter. The Board of Directors discharges its responsibilities directly and through committees of the Board of Directors, currently consisting of an Audit Committee, Compensation Committee, Corporate Governance Committee and a Petroleum and Natural Gas Committee. The Board of Directors meets regularly to review the business operations, corporate governance and financial results of the Corporation.

Audit Committee

The mandate of the Audit Committee is formalized in a written charter. The members of the audit committee of the Board are Messrs. Naroola, Davey and Klyman (Chair). The Board of Directors has determined that Mr. Klyman, the Chair of the Audit Committee is a financial expert and that Messrs. Davey and Naroola are financially literate. Its primary duties and responsibilities are to serve as an independent and objective party to monitor the Corporation's financial reporting process and control systems, review and appraise the audit activities of the Corporation's independent auditors, financial and senior management, and the lines of communication among the independent auditors, financial and senior management, and the Board of Directors for financial reporting and control matters.

Compensation Committee

The mandate of the Compensation Committee is formalized in a written charter. The members of the compensation committee of the Board are Messrs. Cassina, Davey (Chair) and Klyman. The Committee is responsible for making recommendations to the Board of Directors on all matters relating to the compensation of directors, the members of various other committees of the Board and the senior officers of the Corporation. For the purpose of its mandate, the Compensation Committee reviews all aspects of compensation paid to directors, committee members, management and employees to ensure the Corporation's compensation programs are competitive, ensuring that the Corporation can attract, motivate and retain high calibre individuals.

Corporate Governance Committee

The mandate of the Corporate Governance Committee is formalized in a written charter. The members of the corporate governance committee of the Board are Messrs. Cassina (Chair), Klyman and Ms. Hall. The Committee's duties and responsibilities include, but are not limited to, reviewing annually the Corporations Charters, Code of Business Conduct and Ethics, reviewing periodically the criteria regarding the composition of the board of directors and committees of the board of directors; assessing and providing recommendations on the effectiveness of the board of directors as a whole, the committees of the board of directors and the contribution of individual directors; supervising the Corporation's securities compliance procedures; ensuring that an appropriate selection process for new nominees is in place; and dealing with succession planning issues relating to senior management.

Petroleum and Natural Gas Committee

The Petroleum and Natural Gas Committee is currently composed of three directors, two of whom are outside unrelated directors. The members of the petroleum and natural gas committee of the Board are Messrs. Davey, Naroola and Ms. Hall (Chair). The Petroleum and Natural Gas Committee has the responsibility of meeting with the independent engineering firms commissioned to conduct the reserves evaluation on the Corporation's oil and natural gas assets and to discuss the results of such evaluation with each of the independent engineers and management. Specifically, the Petroleum and Natural Gas Committee's responsibilities include, but are not limited to, a review of management's recommendations for the appointment of independent engineers, review of the independent engineering reports and considering the principal assumptions upon which such reports are based, appraisal of the expertise of the independent engineering firms retained to evaluate the Corporation's reserves, review of the scope and methodology of the independent engineers' evaluations, reviewing any problems experienced by the independent engineers in preparing the reserve evaluation, including any restrictions imposed by management or significant issues on which there was a disagreement with management and a review of reserve additions and revisions which occur from one report to the next. The Petroleum and Natural Gas Committee meets at least once annually or otherwise as circumstances warrant.

Performance Graph



The above graph compares the five year cumulative shareholder return for CDN $100.00 invested in the Corporation on June 30, 1999 with the cumulative total return of the S&P/TSX Composite Index since that date.

Performance Chart	June, 2000	June, 2001	June, 2002	June, 2003	June, 2004
EnerNorth Industries Inc.	$5.50[1, 2]	$3.82[2]	$7.47[2]	$2.14	1.33[3]
Cumulative value of CDN $100 investment	$23.31	$16.19	$31.65	$9.07	5.64
S&P/TSX Composite Index	10,195.45	7,736.35	7,145.61	6,983.14	8,545.60
Cumulative value of CDN $100 investment	$145.44	$110.36	$101.93	$99.62	121.90

1. Four-for-one consolidation occurred in February, 2001 and the prior share value has been adjusted and is reflected in the Chart.
2. Three-for-one consolidation occurred in February, 2003 and the prior share value has been adjusted and is reflected in the Chart.
3. Price converted from United States trading value at a conversation rate of $1.3407.

General

Except as otherwise indicated, information contained herein is given as of September 20, 2004. Management knows of no other matters to come before the Meeting, however, if any other matters which are not now known to Management should come properly before the Meeting, the proxy will be voted on such matters in accordance with the best knowledge of the person voting it.

Corporate Filings

The Corporation's public filings can be accessed and viewed through the Corporation's website www.enernorth.com under the heading "Investor Relations" and "Corporate Filings". A link to the Canadian Securities Commissions can be viewed via the System for Electronic Data Analysis and Retrieval (SEDAR) at www.sedar.com and the United States Securities Commission through the Electronic Data Gathering Analysis and Retrieval System (EDGAR) at www.sec.gov. Readers can also access and view the public insider trading reports via the System for Electronic Disclosure by Insiders at www.sedi.ca.

Board Approval

The contents and the sending of this Circular to shareholders of the Corporation have been approved by the Board of Directors of the Corporation.

CERTIFICATE

The foregoing contains no untrue statement of a material fact and does not omit to state a material fact that is required to be stated or that is necessary to make a statement not misleading in the light of the circumstances in which it was made.

DATED at Toronto, Ontario this 27th day of September 2004.

"SANDRA J. HALL"   **"SCOTT T. HARGREAVES"**
President   **Chief Financial Officer**